May 12, 2023

VIA EDGAR

David Edgar and Kathleen Collins

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          Enfusion, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 10, 2023

Form 8-K Furnished on March 7, 2023

File No. 001-40949

Dear Mr. Edgar and Ms. Collins:

On behalf of Enfusion, Inc. (the “Company,” “we,” “us,” and “our”), the following responses are provided to the comments submitted to the Company by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated April 14, 2023 (the “Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed on March 10, 2023, and Current Report on Form 8-K furnished on March 7, 2023. We have restated below in italics each comment from the Letter and have supplied our response to the comment immediately thereafter.

Form 10-K for the Year Ended December 31, 2022

Note 3. Summary of Significant Accounting Policies

Revenue Recognition

Service contract with multiple performance obligations, page F-12

1.	Please tell us what is meant by your reference here to “highly specialized knowledge required to execute on our solution.” Also, tell us you how you considered the guidance in ASC 606-10-25-21 in determining that implementation services are not separately identifiable within the context of the contract. In your response, provide us with the amount of implementation services for each period presented.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the implementation services provided by the Company frequently include configuration and/or interfacing, customer reporting, data migration/conversion, customizing user permissions and acceptance testing, end-user training, and establishing connections with third-party interfaces. These services are integral in delivering the customer’s desired output and are necessary for the customer to access and begin to use the hosted application. The implementation provider must be intimately familiar with the Company’s platform to effectively execute the customization required and no other entities have access to the source code. Without this knowledge and source code it would be impossible to effectively perform the implementation services that are necessary for the customer to effectively utilize and obtain benefits from our platform.

The Company considered each of the factors in ASC 606-10-25-21 when evaluating whether our promise to provide implementation services is separately identifiable from our promise to provide the customer with access to our hosted platform. The Company has concluded that the Company provides a significant service by integrating implementation services and platform access together into a single output for which the customer has contracted. The Company considered the following facts as part of its evaluation:

●	The Company does not provide implementation services on a standalone basis. The Company only provides implementation services for customers that have executed a contract to access its platform and markets the platform and implementation services as a combined solution (i.e., access to a fully-configured and customized platform).

●	Implementation services are never marketed alone.

●	Implementation services are specific to the Company’s platform and cannot be leveraged by the customer for other reasons.

●	The customer must obtain implementation services in order to fully use and benefit from accessing the Company’s platform. Without the implementation services, the customer would not be able to fully utilize the Company’s platform for its intended use.

●	The Company never provides access to its platform without also providing implementation services to the customer.

The Company has prospectively refined its disclosures related to this topic and included the following language in Note 3 - Summary of Significant Accounting Policies, in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023, filed on May 9, 2023:

“In determining whether the implementation services, which frequently include configuration and/or interfacing, customer reporting, data migration/conversion, customizing user permissions and acceptance testing, end-user training, and establishing connections with third-party interfaces, are distinct from our platform subscription services, we consider, in addition to their complexity and level of customization, that these services are integral in delivering the customer desired output and are necessary for the customer to access and begin to use the hosted application. The implementation provider must be intimately familiar with our platform to effectively execute the customization required and no other entities have access to the source code. We have concluded that the implementation services in our service contracts with multiple performance obligations are not distinct and therefore we recognize fees for implementation services ratably over the non-cancelable term of the hosting contract.”

The Company respectfully acknowledges the Staff’s request for the amount of implementation services for each period presented. However, the Company does not separately track recognized revenues relating to implementation services because the Company has determined that implementation services and the Company's software platform, taken together, comprise a single performance obligation.

Remaining Performance Obligations, page F-12

2.	We note that you expect to recognize the remaining performance obligations over the next one to five years. Please revise to disclose when you expect to recognize such amounts as revenue on a quantitative basis using time bands that would be most appropriate for the duration of the remaining performance obligations or by providing qualitative information. Refer to ASC 606-10-50-13.

The Company respectfully acknowledges the Staff’s comment and will prospectively revise its disclosures to include a tabular presentation describing the timing of recognition of amounts associated with remaining performance obligations by year. Accordingly, the Company included the following disclosure in the Revenue Recognition section of Note 3 - Summary of Significant Accounting Policies, in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023, filed on May 9th, 2023:

Remaining Performance Obligation	March 31, 2023
2023	$15,812
2024	13,914
2025	4,411
2026	618
2027	63
Total	$34,818

Note 11. Loss per Class A Common Share, page F-23

3.	Your presentation of net loss per share of Class A common stock includes an “adjustment to loss attributable to common stockholders” for both periods. Please describe for us the nature of this adjustment as well as the authoritative accounting guidance that you relied upon.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the “adjustment to loss attributable to common stockholders” represents the difference between income or loss attributable to common stockholders calculated as required by ASC 810 – Principles of Consolidation and the same income or loss calculated on the basis of the principles in ASC 260 – Earnings per Share.

Specifically, ASC 260-10-45-11A states that: “For purposes of computing EPS in consolidated financial statements (both basic and diluted), if one or more less-than-wholly-owned subsidiaries are included in the consolidated group, income from continuing operations and net income shall exclude the income attributable to the noncontrolling interest in subsidiaries.” ASC 260-10-55-20, paragraph a further clarifies that: “For purposes of computing EPS in consolidated financial statements (both basic and diluted), if one or more less-than-wholly-owned subsidiaries are included in the consolidated group, income from continuing operations and net income shall exclude the income attributable to the noncontrolling interest in subsidiaries.” The Company utilized ASC 260-10-55-64 – Example 7 as a template for the calculation of EPS since a less-than-wholly-owned subsidiary is included in the consolidated group. That example utilizes an approach whereby EPS is first calculated at the subsidiary level and then multiplied by the number of shares owned by the parent, to determine the income or loss attributable to the parent. The Company performed these calculations for EPS purposes using the weighted average subsidiary shares outstanding in accordance with the general concepts in ASC 260.

The attribution of net income or loss on the face of the income statement was based on the principles in ASC 810, which does not prescribe a specific methodology for performing the attribution. The Company performed this attribution by allocating income or loss between the controlling and noncontrolling interest based on each of their prevailing ownership interests throughout the fiscal year. The calculation segmented the income or loss within the reporting period upon each significant ownership change, and then allocated the segmented income or loss based on the prevailing ownership interests that existed during each respective portion of the reporting period. The ownership interests held by the controlling and noncontrolling interests fluctuated during the year each time a holder of common units of Enfusion Ltd. LLC exchanged those common units for shares of Class A common stock of Enfusion, Inc.

Form 8-K Furnished on March 7, 2023

Exhibit 99.1, page 19

4.	Please tell us what the adjustment for “bonus timing and non-recurring expenses” included in the adjusted free cash flow measure represents. In this regard, tell us whether the bonus adjustment relates to cash bonuses or share-based compensation and what portion of the bonus is included in the adjustment (i.e. the amortized portion or the remaining unamortized balance). Also, provide us with a breakdown of the non-recurring or unusual items for each period presented. Lastly, explain what this measure is intended to convey.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the adjustment described as “bonus timing and non-recurring expenses” is provided to give investors a more accurate representation of the Company’s quarterly free cash flows. Our cash bonuses are accrued quarterly, but paid annually. The payments are classified as operating activities within the operating section of our Statement of Cash Flows. The purpose of this adjustment is to show cash flow from operations as if these bonuses were distributed in the quarter in which they were earned. Without this adjustment, the free cash flow in each given quarter may be skewed and less useful to investors. Specifically, free cash flows may be significantly understated for the quarter in which we make the bonus payment, while it may be significantly overstated in the quarters in which the bonus payments are not made. Our experience with both sell-side analysts and investors is that they make this adjustment in their individual models in order to compute the business’s ability to generate recurring free cash flows on a quarterly basis. By providing this adjustment in our materials, we are avoiding the risk of investors making incorrect or inconsistent adjustments in their individual models.

The following table provides the mechanics of the adjustment showing the impact on each quarter of 2022 and the first quarter of 2023 using approximate numbers:

(dollars in thousands)	Q1 ‘22	Q2 ‘22	Q3’ 22	Q4’ 22	FY ‘22	Q1 ‘23
P/L Accrual (’22)	2,000	2,000	2,000	2,000	8,000	0
P/L Accrual (’23)	0	0	0	0	0	2,000
Cash disbursed	0	0	0	0	0	(8,000)
Adjustment to FCF	(2,000)	(2,000)	(2,000)	(2,000)	(8,000)	6,000

For 2021, the annual cash bonus was disbursed in Q4 of 2021, which is why there is a positive adjustment for 2021 payments in Q4 of 2021 rather than Q1 of 2022. Going forward, the Company’s management has concluded that annual cash bonuses will be disbursed in Q1 of the following calendar year.

To provide further clarity regarding the adjustment, the Company has updated its definition from “Adjusted Free Cash Flow represents Unlevered Free Cash Flow adjusted to exclude certain annual employee bonuses that are amortized on a quarterly basis as well as certain items of a non-recurring or unusual nature” to “Adjusted Free Cash Flow represents Unlevered Free Cash Flow adjusted to exclude certain annual employee bonuses that are accrued on a quarterly basis and paid in the following year” (emphasis added). The Company advises the Staff that there were no adjustments for “certain items of a non-recurring or unusual nature” included in the quarterly periods provided in the materials furnished in the Current Reports on Form 8-K dated March 7, 2023 and May 9, 2023, and therefore the Company has deleted that phrase from the definition. Going forward, should any non-recurring adjustments be included in our reconciliation table, the Company plans to list such adjustments in a separate line item with an applicable description. The Company included the revised definition set forth above in its earnings materials in Exhibit 99.1 to the Company’s Current Report on Form 8-K furnished on May 9, 2023, and plans to use this definition in future filings.

* * *

As always, we appreciate the Staff’s review and comments. Please contact the undersigned at (917) 336-7026 if you have any questions or comments.

Very truly yours,

/s/ Bradley Herring
Bradley Herring
Chief Financial Officer

cc:	Matthew R. Campobasso, General Counsel and Secretary
Valeria Gutowski, Corporate Controller
Michael Wu, Assistant General Counsel, Securities & Corporate